UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53742

FirstEnergy Solutions Corp.
(Exact name of registrant as specified in its charter)

c/o FirstEnergy Corp.
76 South Main Street
Akron, OH 44308
Telephone (800)736-3402

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value per share
6.05% Senior Notes due 2021
6.80% Senior Notes due 2039
6.85% Exchange Certificates due 2034
Guarantees of Lease Payments of FirstEnergy Generation Corp. by FirstEnergy Solutions Corp. with respect to 6.85%
Exchange Certificates due 2034
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:
Common Stock, no par value per share: One (1)
6.05% Senior Notes due 2021: 18
6.80% Senior Notes due 2039: 20
6.85% Exchange Certificates due 2034: 16

Pursuant to the requirements of the Securities Exchange Act of 1934, FirstEnergy Solutions Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRSTENERGY SOLUTIONS CORP.
Date:	April 26, 2018	By:	/s/ Kevin Warvell
Name: Kevin Warvell Title: Vice President, Chief Financial Officer, Treasurer and Corporate Secretary